CAPITAL PORTFOLIO MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

for the year ended March 31, 2022

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Portfolio Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9515 Deereco Rd, Suite 1010
(No. and Street)

Timonium	Maryland	21093
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Dyer	410-667-4575	pdyer@cpminvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kuczak & Associates, P.A.
(Name – if individual, state last, first, and middle name)

139 North Main St, Ste 101	Bel Air	MD	21014
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5023
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Dyer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Portfolio Management, Inc., as of 3/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any ~~partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely~~ as that of a customer.

STEVEN W MIDDLETON NOTARY PUBLIC MONTGOMERY COUNTY, MD

Signature: [signature]

Title: President

[signature]

Notary Public

STEVEN W MIDDLETON
Notary Public-Maryland
Montgomery County
My Commission Expires
February 28, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ ~~(z) Other:~~

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL PORTFOLIO MANAGEMENT, INC.

INDEX

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Portfolio Management, Inc. as of March 31, 2022, and related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Portfolio Management, Inc.as of March 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

We have served as the Company's auditor consecutively since 2016.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kuraydh & Associates, P.A.

Bel Air, Maryland
May 18, 2022

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2022

ASSETS		
Cash	$	194,724
Deposits with clearing organization		50,535
Marketable securities, at fair value		88,262
Commissions receivable		125,610
Prepaid expenses		82
Rental security deposit		7,125
Furniture and equipment (at cost, less accumulated depreciation of $28,159)		-
TOTAL ASSETS	$	466,338
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	10,817
Payable to broker-dealer		33,338
Income taxes payable		69,021
Due to stockholder		2,225
Deferred tax liability		35,800
Total liabilities		151,201
STOCKHOLDERS' EQUITY		
Nonconvertible preferred stock, $1 par value, 100,000 shares authorized, 98,600 shares issued		493,000
Common stock, $1 par value, 200,000 shares authorized, 25,000 shares issued		25,000
Retained deficit		(202,863)
Total stockholders' equity		315,137
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	466,338

The accompanying notes are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF INCOME
March 31, 2022

Revenues		
Commissions	$	1,229,939
Mutual fund fees		388,361
Principal transactions		(17,846)
Interest		3,378
Other		148,503
Total revenue		1,752,335
Expenses		
Compensation and benefits		1,173,322
Floor brokerage and clearing fees		78,015
Occupancy and equipment rental		103,510
Communications		13,207
Office supplies		12,812
Registration and licenses		11,904
Insurance		8,759
Interest		1,269
Other		49,371
Total expenses		1,452,169
Income before provision for income taxes		300,166
Provision for income taxes		(74,327)
Net Income	$	225,839

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
March 31, 2022

	Capital Stock Preferred	Capital Stock Common	Retained Deficit	Total
Balance, March 31, 2020	$ 493,000	$ 25,000	$ (394,232)	$ 123,768
Net income	---	---	225,839	225,839
Dividends paid on preferred stock	---	---	(34,470)	(34,470)
Balance, March 31, 2022	$ 493,000	$ 25,000	$ (202,863)	$ 315,137

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
March 31, 2022

Cash flows from operating activities:	
Net income	$ 225,839
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income tax	4,300
PPP loan forgiven	(60,800)
(Increase) decrease in operating assets:	
Commissions receivable	(9,925)
Marketable securities	(50,469)
Deposits with clearing organizations	(1)
Receivable from non-customer	-
Prepaid expenses	-
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(116)
Payable to broker-dealer	25,586
Income taxes payable	67,121
Due to employee	(59,673)
Net cash provided by operating activities	141,862
Cash flows from financing activities:	
Dividend on preferred stock	(34,470)
Net cash used in financing activities	(34,470)
Net increase in cash	107,392
Cash, beginning of year	87,332
Cash, end of year	$ 194,724

Supplemental cash flow disclosures:	
Cash payments for:	
Interest	$ -
Federal and state income taxes	$ 1,460

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
March 31, 2022

1. Nature of Business and Summary of Significant Accounting Policies

Significant accounting policies followed by Capital Portfolio Management, Inc. (the Company) as summarized below conform to accounting principles generally accepted in the United States of America. The significant accounting policies are summarized as follows:

A. Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on August 14, 1991.

The Company is a securities broker-dealer, which comprises several classes of services including principal transactions and agency transactions. The Company is also licensed to sell life insurance and annuity policies.

The Company forwards all security transactions to their clearing firm, which carries and clears such transactions for the Company on a fully disclosed basis. The Company utilizes Hilltop Securities, a Hilltop Holdings Company, as their clearing firm.

B. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis at fair value and are reflected in principal transactions in revenues in the statement of income. Trading gains and losses are recorded using the average cost method.

Commission revenue and related clearing expenses are recorded on a trade date basis.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

D. Office Equipment

Cost of office equipment is $28,159 as of March 31, 2022 and the assets are fully depreciated as of March 31, 2022. Depreciation of office equipment is determined by use of the straight line method over five to seven years.

The Company's policy is to capitalize property and equipment expenditures of $5,000 or more. Maintenance and repairs that do not significantly improve or extend the lives of the respective assets are charged to operations when incurred. When items of property are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

E. Allowance for Bad Debts

The Company uses the direct write-off method for bad debts. Receivables are charged against income when management determines them to be uncollectable. Potential uncollectable receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

F. Income Taxes

The Company files its tax return using the cash basis of accounting. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax income and between the tax bases of assets and liabilities and the corresponding reported amounts in the financial statements. Deferred tax assets and liabilities included in the financial statements are calculated utilizing currently enacted tax laws and rates applicable to the period in which the deferred tax assets and liabilities included in the financial statements are expected to be realized as prescribed in accordance with Financial Accounting Standards Board (FASB) guidance.

The Company accounts for uncertainty in income taxes in accordance with FASB guidance. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-than-likely-then-not the positions will be sustained upon examination by the tax authorities.

As of March 31, 2022, the Company had no uncertain tax positions, or interest and penalties that qualify for either recognition or disclosure in the financial statements. With limited exceptions, the Company is no longer subject to income tax examination for any years prior to March 31, 2017 for federal and state purposes.

1. Nature of Business and Summary of Significant Accounting Policies - Continued

G. Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as cash in checking accounts and held in cash accounts at the clearing firm. It does not include security deposits held as cash.

H. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

I. Retirement Plan

The Company offers a Simple IRA retirement plan for its employees. Each participating employee is permitted to contribute a portion of his compensation to the plan. Within plan limits, the Company is required to contribute on behalf of each eligible participant a matching percentage of the participant's salary. The Company funded $5,087 to the plan for the year ended March 31, 2022.

J. Advertising

Advertising costs for the fiscal year were $1,025. These costs are expensed as incurred.

2. Fair Value Measurements

The FASB accounting topic on fair value measurements and disclosures provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy with FASB guidance are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds, mutual funds, or money market funds based on the closing price reported in the active market where the securities are traded.

3. Fair Value Measurements – Continued

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.

- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's assets recorded at fair value include certain investments segregated and on deposit with a clearing organization and securities owned. The Company uses prices obtained from an independent clearing firm to measure the fair value of certain investment securities. The Company validates prices received from the clearing firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent clearing firm unless such prices are inconsistent with FASB guidance and result in a material difference in the recorded amounts. At March 31, 2022 the Company did not adjust prices received from the independent clearing firm.

The following table presents the Company's fair value hierarchy as of March 31, 2022:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Deposits with clearing organization -				
Dreyfus money market Class B shares	$ 50,535	$ ----	$ ----	$ 50,535
Securities owned:				
Publicly traded securities	88,262			88,262
Total assets at fair value	$138,797	$ ----	$ ----	$138,797

There were no transfers between Level 1 and Level 2 during the year.

4. Accounts Receivable

Accounts receivable represents any commissions and fees due from the clearing organization, mutual fund companies, and insurance companies.

5. PPP Loan

On May 1, 2020, the Company secured $60,800 with M&T Bank under the Small Business Administration's Paycheck Protection Program ("PPP") that authorized forgivable loans to small businesses. This loan was used to cover certain expenses during the COVID-19 crisis. During the current year the entire loan was forgiven by the Small Business Administration.

6. Preferred Stock

The Company has authorized 100,000 shares of preferred stock at a par value of $1 per share and has issued 98,600 shares. The Company paid $34,470 in dividends during the year.

7. Income Taxes

The provision for income taxes consists of the following:

Current	Federal	$ 49,000
	State	21,027
Deferred	Federal	3,000
	State	1,300
Total provision		$ 74,327

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax liability.

	Federal	State	Total
Deferred tax liability:			
Net commissions not received	$ 24,000	$ 10,500	$ 34,000
Unrealized loss on securities owned	1,000	300	1,300
	$ 25,000	$ 10,800	$ 35,300

8. Lease Commitments

The Company leases its office space under a non-cancelable operating lease expiring April 30, 2025.

As of March 31, 2022, the aggregate future minimum rental payments under the lease are as follows:

2023	$ 89,932
2024	91,810
2025	94,564
Total	$ 276,306

9. Credit Risk

In the normal course of business, the Company's securities activities through its clearing firm involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in a financial institution of its clearing broker. The deposits at the financial institution may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits at the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

10. Related Party Transactions

During the year the Company made advances to one of its common stockholders. These advances are payable on demand and bear no interest. As of March 31, 2022 the Company owed $2,225 to the stockholder.

11. Guarantees and Indemnifications

FASB guidance requires the Company to disclose information about its obligations under certain guarantee arrangements. The guidance defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, liability or equity security of a guaranteed party. The FASB guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of March 31, 2022 was $464,000. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

12. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to net capital shall not exceed 15 to 1.

As of March 31, 2022, the Company's net capital was $206,434 which exceeded the capital requirements of $50,000 by $156,434 and its net capital ratio was .738 to 1.

13. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 18, 2022, the date the financial statements were available to be issued. During the period April 1, 2022 through May 18, 2022, the Company did not have any subsequent events requiring recognitions or disclosure.

Schedule I

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2022

NET CAPITAL	
Total stockholders' equity	$ 315,137
Deductions and/or charges:	
Commissions receivable from mutual funds, insurance companies, and clearing firm	87,649
Prepaid expenses	82
Rental security deposit	7,125
Total deductions and/or charges	94,856
Net capital before haircuts on securities positions	220,281
Haircuts on securities:	
Trading and investment securities:	
Publicly traded securities	13,239
Undue concentrations	608
Total haircuts on securities	13,847
Net capital	$ 206,434

There were no material differences between the audited computation of net capital and the broker dealer's corresponding Unaudited Part IIA.

Schedule I (continued)

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2022

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	10,817
Payable to broker-dealer	33,338
Income taxes payable	69,021
Due to employee	2,225
Total aggregate indebtedness	$ 115,401

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 156,434
Ratio: Aggregate indebtedness to net capital	.738 to 1

Schedule II

CAPITAL PORTFOLIO MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2022

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule III

CAPITAL PORTFOLIO MANAGEMENT, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
March 31, 2022

Capital Portfolio Management, Inc. is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
Capital Portfolio Management, Inc.
Timonium, Maryland

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Report, in which (1) Capital Portfolio Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Portfolio Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Capital Portfolio Management, Inc. stated that Capital Portfolio Management, Inc. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2022 without exception. Capital Portfolio Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Portfolio Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
May 18, 2022

Capital Portfolio Management, Inc. Exemption Report
For the Year Ended March 31, 2022

Capital Portfolio Management, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).
2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Capital Portfolio Management, Inc.

I, Patrick V. Dyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Patrick V. Dyer, President